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Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC.

	Fiscal Year Ended
	2009	As Adjusted 2008	As Adjusted 2007	As Adjusted 2006	As Adjusted 2005
	(dollars in millions)
Loss from Continuing Operations Before Taxes	$(617)	$(312)	$(1,168)	$(810)	$(715)
Interest on Debt, Net of Capitalized Interest	595	570	609	670	543
Amortization of Capitalized Interest	—	48	68	68	68
Interest Expense Portion of Rental Expense	68	68	63	44	25

Earnings (Losses) Available for Fixed Charges	$46	$374	$(428)	$(28)	$(79)

Interest on Debt	$595	$570	$609	$670	$543
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	68	68	63	44	25

Total Fixed Charges	$663	$638	$672	$714	$568

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency	$(617)	$(264)	$(1,100)	$(742)	$(647)

Financial information for periods prior to January 1, 2009 have been adjusted for the retrospective application of Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) which has been codified into the guidance relating to Debt with Conversion and other Options.

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  Exhibit 12
STATEMENTS RE COMPUTATION OF RATIOS
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES